SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                (Amendment No. 2)

                       INDIANAPOLIS POWER & LIGHT COMPANY
                                (Name of Issuer)

                            IPALCO ENTERPRISES, INC.
                        (Name of Person Filing Statement)

                    Title                            CUSIP Number
         Cumulative Preferred Stock
                  - 4% Series                        455434 20 9
                  - 4.20% Series                     455434 88 6
                  - 4.60% Series                     455434 40 7
                  - 4.80% Series                     455434 80 3
                  - 6% Series                        455434 30 8
                  - 8.20% Series                     455434 60 5
                 (Title and CUSIP Number of Class of Securities)

                              Bryan G. Tabler, Esq.
                  Vice President, Secretary and General Counsel
                            IPALCO Enterprises, Inc.
                               One Monument Circle
                           Indianapolis, Indiana 46204
                                 (317) 261-5134

                                 with a copy to:
                            Steven W. Thornton, Esq.
                               Barnes & Thornburg
                            11 South Meridian Street
                           Indianapolis, Indiana 46204
                                 (317) 231-7292
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of the Person Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3 (c)
          [Sec. 240.13e-3(c)] under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [X]  A tender offer.

d.   [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            Calculation of Filing Fee

        Transaction Valuation*                      Amount of Filing Fee
        $47,862,150.00                              $9,572.43

* Solely for purposes of  calculating  the filing fee and  computed  pursuant to
Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase all outstanding shares of each class of securities listed above pursuant to the Offer described in the Offer to Purchase and Proxy Statement referenced herein.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount Previously Paid: $9,572.43

Form or Registration No.:     Schedule 13E-3/A

Filing Party:    IPALCO Enterprises, Inc.

Date Filed:       August 29, 1997

         This Amendment No. 2 (the "Statement") amends and supplements the Rule 13e-3 Transaction Statement, as amended, dated August 29, 1997, and filed by IPALCO Enterprises, Inc., an Indiana corporation ("IPALCO"), relating to the offer by IPALCO, pursuant to its Offer to Purchase and Proxy Statement, dated August 29, 1997 (the "Offer to Purchase and Proxy Statement"), to purchase any and all of the outstanding shares of each of the following series of the Cumulative Preferred Stock, $100 par value (each a "Series of Preferred"), of Indianapolis Power & Light Company, an Indiana corporation and direct subsidiary of IPALCO ("IPL"):

4% Series of Preferred, at a purchase price of $71.38 per share, net to the seller in cash;

4.20% Series of Preferred, at a purchase price of $77.72 per share, net to the seller in cash;

4.60% Series of Preferred, at a purchase price of $85.12 per share, net to the seller in cash;

4.80% Series of Preferred, at a purchase price of $88.82 per share, net to the seller in cash;

6% Series of Preferred, at a purchase price of $103.00 per share, net to the seller in cash; and

8.20% Series of Preferred, at a purchase price of $102.00 per share, net to the seller in cash.

         Only those items of the Statement that are amended and supplemented hereby are included herein. Unless otherwise defined herein, all capitalized terms shall have the respective meanings ascribed to them in the Statement.

         The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required to be included in response to the items of this Statement in the Issuer Tender Offer Statement on Schedule 13E-4 (Amendment No. 1) (the "Schedule 13E-4") filed by IPALCO with the Securities and Exchange Commission (the "Commission") on August 29, 1997. The information set forth in the Schedule 13E-4 is expressly incorporated herein by reference and responses to each item herein are qualified in their entirety by the corresponding responses in the
Schedule 13E-4.

Location in Item in Schedule 13E-3                               Schedule 13E-4
Item l(a)........................................................   Item l(a)
Item l(b)........................................................   Item l(b)
Item l(c)........................................................   Item l(c)
Item l(d)........................................................   *
Item l(e)........................................................   *
Item l(f)........................................................   *
Item 2(a)........................................................   *
Item 2(b)........................................................   *
Item 2(c)........................................................   *
Item 2(d)........................................................   *
Item 2(e)........................................................   *
Item 2(f)........................................................   *
Item 2(g)........................................................   *
Item 3(a)(1).....................................................   *
Item 3(a)(2).....................................................   *
Item 3(b)........................................................   *
Item 4(a)........................................................   *
Item 4(b)........................................................   *
Item 5(a)........................................................   Item 3(b)
Item 5(b)........................................................   Item 3(c)
Item 5(c)........................................................   Item 3(d)
Item 5(d)........................................................   Item 3(e)
Item 5(e)........................................................   Item 3(f)
Item 5(f)........................................................   Item 3(i)
Item 5(g)........................................................   Item 3(j)
Item 6(a)........................................................   Item 2(a)
Item 6(b)........................................................   *
Item 6(c)........................................................   Item 2(b)
Item 6(d)........................................................   *
Item 7(a)........................................................   Item 3
Item 7(b)........................................................   *
Item 7(c)........................................................   *
Item 7(d)........................................................   *
Item 8(a)........................................................   *
Item 8(b)........................................................   *
Item 8(c)........................................................   *
Item 8(d)........................................................   *
Item 8(e)........................................................   *
Item 8(f)........................................................   *
Item 9(a)........................................................   *
Item 9(b)........................................................   *
Item 9(c)........................................................   *
Item 10(a).......................................................   *
Item 10(b).......................................................   *
Item 11  ........................................................   Item 5
Item 12(a) ......................................................   *
Item 12(b) ......................................................   *
Item 13(a) ......................................................   *
Item 13(b) ......................................................   *
Item 13(c) ......................................................   *
Item 14(a) ......................................................   Item 7(a)
Item 14(b) ......................................................   Item 7(b)
Item 15(a) ......................................................   *
Item 15(b) ......................................................   Item 6
Item 16    ......................................................   Item 8(e)
Item 17(a) ......................................................   Item 9(b)
Item 17(b) ......................................................   *
Item 17(c) ......................................................   Item 9(c)
Item 17(d) ......................................................   Item 9(a)
Item 17(e) ......................................................   *
Item 17(f) ......................................................   Item 9(f)
------------

*    The Item is located in the Schedule 13E-3 only.

Item 1.  Issuer and Class of Security Subject to the Transaction.

         Item 1 of the Statement is hereby amended and supplemented by adding thereto the following:

         The Offer expired at 5:00 p.m., New York City time, on October 8, 1997 in accordance with its terms. On October 17, 1997, IPALCO purchased the Shares validly tendered pursuant to the Offer by depositing the aggregate purchase price therefor with the Depositary. The Shares so purchased, and purchase price therefor, for each Series of Preferred are as follows:

                                     Number of
Series of Preferred                Shares Purchased           Purchase Price
-------------------                ----------------           --------------
Cumulative Preferred Stock:
     - 4% Series                        52,389                $3,739,526.82
     - 4.20% Series                     19,669                $1,528,674.68
     - 4.60% Series                     27,519                $2,342,417.28
     - 4.80% Series                     27,870                $2,475,413.40
     - 6% Series                        59,200                $6,097,600.00
     - 8.20% Series                     65,828                $6,714,456.00

Item 5.  Plans or Proposals of the Issuer or Affiliate.

         Item 5 of the Statement is hereby amended and supplemented by adding thereto the following:

         IPALCO and IPL anticipate that the Shares purchased by IPALCO pursuant to the Offer will be transferred for value to IPL and will be deemed authorized but unissued shares.

         In addition, pursuant to Article 6A, Section 4(c) of IPL's Articles, it is the current intention of IPL to redeem all the remaining outstanding Shares of the 6% Series and the 8.20% Series at a redemption price per share of $102.00 and $101.00, respectively.

Item 6.  Source and Amount of Funds or Other Consideration.

         Item 6 of the Statement is hereby amended and supplemented by adding thereto the following:

         The total amount required by IPALCO to purchase the Shares pursuant to the Offer was $22,898,088.18, excluding fees and other expenses. The source of such amount was borrowings under an existing $401 Million Revolving Credit Facility (the "Revolver") with a syndicate of banks, led by Bank One, Indiana, N.A. The Revolver matures on March 31, 2002. Interest is payable monthly and is based on a spread over LIBOR. In conjunction with the Revolver, IPALCO entered into an interest rate swap agreement which fixed the interest rate on $300 million of the Revolver. Pursuant to the swap agreement, which matures April 1, 2001, IPALCO will pay interest at a fixed rate of 6.3575% to a swap counter party and will receive a variable rate of interest in return based on the one month LIBOR. The result is to effectively establish an approximate interest rate of 6.7% on $300 million of the Revolver. IPALCO's borrowings under the Revolver will be repaid through a dividend from IPL, which expects to derive its funds from internally generated funds, the liquidation of temporary investments and the issuance of short-term debt.

Item 9. Material to be Filed as Exhibits.

         Exhibit No.                              Description
         -----------                              -----------
         (d)(10)                          Press Release, dated October 9, 1997

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 17, 1997                   IPALCO ENTERPRISES, INC.



                                          By:  /s/ Bryan G. Tabler
                                               ------------------------------
                                               Bryan G. Tabler, Vice President,
                                               Secretary and General Counsel